Exhibit 99.1

Noah Holdings Limited Provides Further Updates on the Status of the Legal Proceedings Related to Certain Credit Funds Managed by Shanghai Gopher Asset Management Co., Ltd.

SHANGHAI, May 8, 2024 /PRNewswire/ — Noah Holdings Limited (the “Company,” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today provides updates on the status of the legal proceedings against Camsing International Holding Limited and one of its affiliates (collectively, “Camsing”) related to certain credit funds (the “Camsing Credit Funds”) managed by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”). The Camsing Credit Funds had invested in supply chain account receivables (the “Camsing Receivables”) respecting the sale of computers, consumer electronics and communication products from Camsing to a buyer (the “Buyer”).

As the Company previously disclosed on January 12, 2024, November 1, June 21, June 29 and July 6, 2022 and August 25, 2020, the Company has been involved in certain legal proceedings with respect to the fraudulent activities conducted by Camsing with respect to the Camsing Receivables.

In July 2019, Shanghai Gopher filed a civil lawsuit in Shanghai Financial Court against Camsing and the Buyer (collectively, the “Co-defendants”), requesting Shanghai Financial Court to enforce the Co-defendants to fulfill the payment obligations with respect to the outstanding amount of the Camsing Receivables under the Camsing Credit Funds, which are subject to repayment default due to the fraudulent activities conducted by Camsing (the “Camsing Civil Case”).

On May 6, 2024, the Company received the judgment of the Camsing Civil Case, in which Shanghai Financial Court ruled in favor of Shanghai Gopher against Camsing. According to the judgment, Camsing was ordered to pay Shanghai Gopher (i) the outstanding amount of the Camsing Receivables of RMB3.4 billion; and (ii) relevant legal fees and expenses incurred by Shanghai Gopher amounting to RMB3.6 million. Further, Camsing was ordered to bear the fees and expenses of RMB17.1 million incurred by Shanghai Financial Court. Other claims made by Shanghai Gopher against the Co-defendants were dismissed by Shanghai Financial Court.

The judgment by Shanghai Financial Court will become effective after the end of the appeal period. The Company will continue to closely monitor and evaluate any future development of the legal proceedings in connection with Camsing and promptly inform investors of any updates as appropriate. The Company will also continue to take the best course of action to pursue the enforcement of this judgment to the fullest extent permitted by law and to protect the interests of the investors of the Camsing Credit Funds.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors. In 2023, Noah distributed RMB74.1 billion (US$10.4 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.6 billion (US$21.8 billion) as of December 31, 2023.

Noah's wealth management business primarily distributes private equity, private secondary, mutual funds, and other products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), Taiwan (China), New York, Silicon Valley, Singapore, and Los Angeles. A total number of 1,252 relationship managers across 44 cities provide customized financial solutions for clients through this network and meet their investment needs. The Company's wealth management business had 455,827 registered clients as of December 31, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy, and other investments denominated in Renminbi and other currencies. Noah also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com

Source: Noah Holdings Limited